January 13, 2012

VIA EDGAR AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Amanda Ravitz, Aslynn Hogue and Geoff Kruczek

Re:	SG Blocks, Inc.
Amendment No. 2 to Form 8-K
Filed December 20, 2011
File No. 000-22563

To Whom It May Concern:

We acknowledge receipt of the letter of comment dated January 3, 2012 from the Staff (the “Comment Letter”) with regard to the above-referenced matter.  We have reviewed the Comment Letter with SG Blocks, Inc. (“SG Blocks”) and provide the following response on SG Blocks’ behalf.  The page references below are to the filed version of Amendment No. 3 to the Current Report on Form 8-K/A (the “Current Report”) filed on the date hereof and to the marked copy of the Current Report sent via electronic mail to the SEC on the date hereof, as indicated.  Capitalized terms used herein and not separately defined have the meanings given to them in the Current Report.  Our responses are numbered to correspond to your comments.

Description of Business, (pages 6, 8, 9 filed / pages 6, 8, 9 marked)

1.
We note your revisions in response to prior comment 2. However, your disclosure here continues to indicate that other parties store and modify the containers, contrary to your disclosure on page 6. Please revise.

Response:

Revised disclosure in the Current Report clarifies that the Company generally uses third parties to store and modify the containers.

2.	The SG Buildings Network, (Exhibit 10.7)

Please expand your response to prior comment 1 to clarify how you concluded the supply agreement with ConGlobal is not material in its current form, given your disclosure regarding its “importance” and that ConGlobal appears to be your only source of containers.

Response:

A redacted copy of the ConGlobal Agreement that excludes certain pricing related information has been filed as Exhibit 10.7 to the Current Report and confidential treatment of the redacted information has been requested.

3.	SG Building’s Management’s Discussion and Analysis . . . , (page 14 filed, page 14 marked)

The table added on page 11 in response to prior comment 4 appears to merely list customers and the decrease in revenues you received from them. It does not, however, appear to explain the reasons for such decreases. Please revise to describe those reasons.

Response:

Revised disclosure in the Current Report explains the reasons for the decrease in revenues from customers.

4.	Security Ownership of Certain Beneficial Owners and Management, (page 24 filed, page 24 marked)

We note the entities added in response to prior comment 5. Please revise to identify the natural persons who have or share voting and/or investment control over the shares held by Pro-Mall International, Ltd.

Response:

Based on information made available to the Company, Gustavo Moriera de Souza is the beneficial owner of Pro-Mall International, Ltd.  RBC Trust Company is the nominee shareholder holding the shares of Pro-Mall International, Ltd.

***

Per our discussion with Aslynn Hogue, SG Blocks is deferring the filing of an amendment to the Registration Statement on Form S-1 filed on December 5, 2011, until all overlapping comments with the Current Report have been resolved.

If you have any questions or request any further information, please contact either the undersigned at (212) 451-2252 or by email at kschlesinger@olshanlaw.com or Johnathan Duncan at (212) 451-2245 or by email at jduncan@olshanlaw.com.

Sincerely,

/s/ Kenneth A. Schlesinger
Kenneth A. Schlesinger